FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.bodasing@goldfields.co.za

The JSE Limited announces Gold Fields as a Best Performer in its SRI Index

Johannesburg, 28th November 2007: The JSE's Socially Responsible Investment (SRI) Index, which assesses the environmental, social and economic sustainability practices and corporate governance of listed companies, yesterday announced that Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) is one of the Best Performers of the 2007 SRI Index.

Ian Cockerill, Chief Executive Officer of Gold Fields said: "As a global precious metals company, Gold Fields endeavours to undertake its activities in a manner that minimizes or eliminates negative impacts and maximizes positive impacts of an environmental or socio-economic nature. The company is therefore very proud to once again be ranked amongst the Best Performers in the high impact environmental category of the JSE SRI Index for 2007. Since 2005, Gold Fields has been an outstanding performer within a sector that remains dominant as the biggest individual sector represented within the SRI Index."

Cockerill continued: "Gold Fields is committed to the responsible stewardship of natural resources and the ecological environment for present and future generations and aims to continually implement a comprehensive strategy to maximise positive environmental or socio-economic outcomes to ensure a long-term future."

-ends-

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer), K Ansah[#], N J Holland[†] (Chief Financial Officer), G Marcus,
J M McMahon[†], J G Hopwood, D M J Ncube, R L Pennant-Rea[†], P J Ryan, C I von Christierson
[†]British, [#]Ghanaian,
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 28 November 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs